Exhibit 99.1

National Energy Services Reunited Corp. Reports Full Year 2023 Financial Results

●	Revenue for the year ended December 31, 2023, is $1.146 billion, growing 26% year-over-year
●	Operating cash flow for the year ended December 31, 2023, is $177.0 million, improving 91% year-over-year
●	Free cash flow (a non-GAAP measure) for the year ended December 31, 2023, is $108.8 million*
●	Net income for the year ended December 31, 2023, is $12.6 million
●	Adjusted EBITDA (a non-GAAP measure) for the year ended December 31, 2023, is $262.3 million*
●	Diluted Earnings per Share (EPS) for the year ended December 31, 2023, is $0.13
●	Adjusted Diluted EPS (a non-GAAP measure), which includes $0.40 per share of Charges and Credits, for the year ended December 31, 2023, is $0.53*

HOUSTON, April 30, 2024 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (OTCMKTS: NESR) (OTCMKTS: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today reported its financial results for the year ended December 31, 2023. The Company posted the following results for the periods presented:

	For The Year Ended		Variance
(in thousands except per share amounts and percentages)	December 31, 2023	December 31, 2022	Sequential	Year-over- year

Revenue	$1,145,915	$909,517	$236,398	26.0%
Net income	12,580	(36,420)	49,000	134.5%
Adjusted net income (non-GAAP)*	50,221	(2,991)	53,212	1779.1%
Adjusted EBITDA (non-GAAP)*	262,306	162,868	99,438	61.1%
Diluted EPS	0.13	(0.39)	0.52	133.3%
Adjusted Diluted EPS (non-GAAP)*	0.53	(0.03)	0.56	1747.4%
Operating cash flows	176,959	92,576	84,383	91.1%
Free cash flows (non-GAAP)*	108,769	(29,839)	138,608	464.5%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, and 4 below for reconciliations of GAAP to non-GAAP financial measures. The Consolidated Balance Sheets, Statements of Operations, and Statements of Cash Flows are derived from the audited financial statements present in our Annual Report on Form 20-F for the year ended December 31, 2023.

Stefan Angeli, Chief Financial Officer, commented, “The strength of our competitive position in MENA, the execution capabilities of our employees, and the relationships we have with our customers all contributed to our record 2023 results. I am thankful to our NESR team and our customers for these outstanding operating fundamentals. During 2023, we also made measurable improvements in our balance sheet structure with reductions in days sales outstanding, inventory, and capital expenditures combined with the record EBITDA, allowing us to pay down debt significantly. Looking ahead, we continue to see tight service capacity in the markets we serve coupled with customers who are eager to maximize or expand production. For the first quarter of 2024, the Company’s performance was again strong, generating $297 million of revenue during the quarter which was up 15% compared to the first quarter of 2023.”

Sherif Foda, Chairman and Chief Executive Officer, commented, “The global commodity outlook remains remarkably strong. As we predicted more than a year ago, the multi-year underinvestment in upstream energy, underpinned by increased capital discipline among producers and regulatory headwinds in certain markets, has led to a favorable supply-demand dynamic for hydrocarbons. With this backdrop, the MENA region has reasserted itself as a key swing production source, which has led to outsized MENA activity growth for over a year. In anticipation of this trend, NESR front-loaded expansion capital expenditures in our core businesses and invested in strategic technologies like the RoyaTM Drilling Platform & NESR Environmental & Decarbonization Applications portfolio, which are expected to lead our growth in the coming years. We are very excited about the future and our strong position in the region, and we thank our shareholders, customers, and employees for their trust, loyalty, and support.”

Net Income and Adjusted Net Income Results

The Company had net income for the year ended December 31, 2023, totaling $12.6 million, an improvement of $49.0 million compared to the prior year. The change is largely attributable to increased activity in our principal areas and businesses of operations, particularly in Saudi Arabia. Adjusted net income for the year ended December 31, 2023, is $50.2 million and includes adjustments totaling $37.6 million (collectively, “Total Charges and Credits”) mainly related to matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.13 of diluted earnings per share (“EPS”) for the year ended December 31, 2023. Adjusted for the impact of Total Charges and Credits, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the year ended December 31, 2023, is $0.53.

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $262.3 million during the year ended December 31, 2023, improving 61.1% as compared to 2022. Year ended 2023 Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $37.6 million. The Company posted the following results for the periods presented.

(in thousands)	Year ended December 31, 2023	Year ended December 31, 2022
Revenue	$1,145,915	$909,517
Adjusted EBITDA	$262,306	$162,868

Balance Sheet

Cash and cash equivalents are $67.8 million as of December 31, 2023, compared to $78.9 million as of December 31, 2022.

Free cash flow, a non-GAAP measure, for 2023 is $108.8 million, as compared to ($29.8) million in 2022 due to strength of improved operating results in 2023 coupled with additional capital expenditure discipline.

Total debt as of December 31, 2023, is $452.2 million with $120.6 million classified as short-term, as compared to $535.1 million and $143.2 million, respectively, at December 31, 2022. Net Debt (a non-GAAP measure), which is the sum of our recorded Current installments of long-term debt, Short-term borrowings, and Long-term debt less Cash and cash equivalents, totaled $384.4 million as of December 31, 2023, as compared to $456.2 million as of December 31, 2022. Net Debt has decreased as compared to the prior period primarily due to $54.8 million of long-term debt repayments during 2023 plus payments on short-term borrowings during the year that were also in excess of incremental borrowing. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 4 below, entitled “Reconciliation to Net Debt.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over including the impact of the delayed SEC report filings on our business, the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the SEC including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, particularly during extended periods of low oil and gas prices, political disturbances, war, terrorist acts, public health crises and threats, ongoing actions taken by businesses and governments and resulting significant disruption in international economies, international financial and oil markets; international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s first quarter ended March 31, 2024, included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its subsequent Periodic Reports on Form 6-K may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	December 31, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents	$67,821	78,853
Accounts receivable, net	171,269	148,709
Unbilled revenue	95,997	110,186
Service inventories	98,434	110,521
Prepaid assets	9,238	337
Retention withholdings	48,419	34,268
Other receivables	39,778	38,271
Other current assets	10,759	16,669
Total current assets	541,715	537,814
Non-current assets
Property, plant and equipment, net	442,666	461,061
Intangible assets, net	84,304	102,914
Goodwill	645,095	645,095
Operating lease right-of-use assets	31,628	29,970
Other assets	52,332	51,473
Total assets	$1,797,740	$1,828,327

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	351,240	353,536
Current installments of long-term debt	71,744	53,352
Short-term borrowings	48,889	89,885
Income taxes payable	8,421	7,262
Other taxes payable	14,674	7,604
Operating lease liabilities	7,406	6,263
Other current liabilities	31,073	26,166
Total current liabilities	533,447	544,068

Long-term debt	331,565	391,863
Deferred tax liabilities	-	-
Employee benefit liabilities	28,935	24,382
Non-current operating lease liabilities	25,145	25,051
Other liabilities	57,154	40,615
Total liabilities	976,246	1,025,979

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at December 31, 2023 and December 31, 2022, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 94,996,397 and 94,012,752 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	883,865	877,299
Retained (deficit) / earnings	(62,440)	(75,020)
Accumulated other comprehensive income	69	69
Total equity	821,494	802,348
Total liabilities and equity	$1,797,740	$1,828,327

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Year Ended
Description	December 31, 2023	December 31, 2022	December 31, 2021

Revenues	$1,145,915	$909,517	$876,729
Cost of services	(997,265)	(844,039)	(873,948)
Gross profit	148,650	65,478	2,781
Selling, general and administrative expenses (excluding Amortization)	(49,173)	(47,530)	(28,071)
Amortization	(18,774)	(18,865)	(18,042)
Operating income / (loss)	80,703	(917)	(43,332)
Interest expense, net	(45,826)	(34,126)	(15,174)
Other (expense) / income, net	(5,031)	5,242	(2,073)
Income / (loss) before income tax	29,846	(29,801)	(60,579)
Income tax expense	(17,266)	(6,619)	(3,989)
Net income / (loss)	$12,580	$(36,420)	$(64,568)

Weighted average shares outstanding:
Basic	94,748,324	92,962,048	91,043,830
Diluted	94,748,324	92,962,048	91,043,830

Net earnings per share:
Basic	$0.13	$(0.39)	$(0.71)
Diluted	$0.13	$(0.39)	$(0.71)

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021

Cash flows from operating activities:
Net (loss) / income	$12,580	$(36,420)	$(64,568)
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation and amortization	142,230	115,845	122,125
Share-based compensation expense	6,763	9,269	9,759
Loss (Gain) on disposal of assets	487	(60)	333
Non-cash interest (income) expense	1,549	8,087	3,041
Deferred tax expense / (benefit)	(3,753)	(10,261)	(12,140)
Allowance for (reversal of) doubtful receivables	410	8,185	1,114
Charges on obsolete service inventories	137	100	3,610
Earn-outs on business combinations	-	-	1,767
Impairments and other charges	7,917	-	-
(Gain) on Buyer Stock Adjustment Amount	-	(4,236)	-
Other operating activities, net	933	837	(75)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(22,971)	(29,252)	(8,289)
(Increase) decrease in unbilled revenue	14,189	(1,704)	56,088
(Increase) decrease in retention withholdings	(14,151)	6,837	(4,000)
(Increase) decrease in inventories	11,951	(16,756)	(3,236)
(Increase) decrease in prepaid expenses	(8,901)	6,164	(884)
(Increase) decrease in other current assets	2,817	(13,711)	(16,717)
(Increase) decrease in other long-term assets and liabilities	16,259	6,075	8,854
Increase (decrease) in accounts payable and accrued expenses	(3,365)	33,651	31,221
Increase (decrease) in other current liabilities	11,878	9,926	(260)
Net cash provided by operating activities	176,959	92,576	127,743

Cash flows from investing activities:
Capital expenditures	(68,190)	(122,415)	(107,076)
IPM investments	(16,031)	(17,367)	-
Proceeds from disposal of assets	1,758	626	2,760
Acquisition of business, net of cash acquired	-	-	(51,921)
Other investing activities	(1,000)	(7,552)	(8,299)
Net cash used in investing activities	(83,463)	(146,708)	(164,536)

Cash flows from financing activities:
Proceeds from long-term debt	11,300	3,194	527,488
Repayments of long-term debt	(54,763)	(78,755)	(360,000)
Proceeds from short-term borrowings	94,506	139,482	123,787
Repayments of short-term borrowings	(137,402)	(119,165)	(78,983)
Payments on capital leases	(2,403)	(3,108)	(21,361)
Payments on seller-provided financing for capital expenditures	(15,569)	(14,443)	(15,333)
Other financing activities, net	(197)	-	(8,054)
Net cash provided by (used in) financing activities	(104,528)	(72,795)	167,544

Effect of exchange rate changes on cash	-	8	9
Net increase (decrease) in cash	(11,032)	(126,919)	130,760
Cash and cash equivalents, beginning of period	78,853	205,772	75,012
Cash and cash equivalents, end of period	$67,821	$78,853	$205,772

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to net income and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt. The Company also discusses Free Cash Flow reconciled to Operating Cash Flow.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Year Ended December 31, 2023		Year Ended December 31, 2022
	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$12,580	$0.13	$(36,420)	$(0.39)
Add Charges and Credits:
Restatement costs (professional fees and bonuses)	23,702	0.25	17,263	0.19
Other than temporary impairment on equity method investment	6,991	0.07	-	-
Current Expected Credit Loss Provisions	-	-	6,664	0.07
Litigation provisions for non-employee matters	2,500	0.03	1,210	0.01
Integration and restructuring projects	-	-	3,783	0.04
Other write-offs and provisions	4,448	0.05	4,509	0.05
Total Charges and Credits (1)	37,641	0.40	33,429	0.36
Total Adjusted Net Income	$50,221	$0.53	$(2,991)	$(0.03)

(1)	In the year ended December 31, 2023, Total Charges and Credits included $23.7 million of professional (legal and accounting) and employee (bonus and retention) costs associated with the matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, $7.0 million related to an other than temporary impairment on an equity method investment, $2.5 million in provisions for litigation unrelated to employee matters, and $4.4 million related to other write-offs and provisions. In the year ended December 31, 2022, Total Charges and Credits included $17.3 million of professional (legal and accounting) costs associated with the matters identified in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020, $6.7 million related to current expected credit loss provisions, $1.2 million in provisions for litigation unrelated to employee matters, $3.8 million related to integration and restricting projects, and $4.5 million related to other write-offs and provisions.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Year Ended December 31, 2023	Year Ended December 31, 2022

Net Income	$12,580	$(36,420)
Add:
Income Taxes	17,266	6,619
Interest Expense, net	45,826	34,126
Depreciation and Amortization	148,993	125,114
Total Charges and Credits impacting Adjusted EBITDA (2)	37,641	33,429
Total Adjusted EBITDA	$262,306	$162,868

(2)	Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	December 31, 2023	December 31, 2022

Net cash provided by operating activities	$176,959	$92,576
Less:
Capital expenditures	(68,190)	(122,415)
Free cash flow	$108,769	$(29,839)

Table 4 - Reconciliation to Net Debt

	December 31, 2023	December 31, 2022

Current installments of long-term debt	$71,744	$53,352
Short-term borrowings	48,889	89,885
Long-term debt	331,565	391,863
Less:
Cash and cash equivalents	(67,821)	(78,853)
Net Debt	$384,377	$456,247

For inquiries regarding NESR, please contact:

Blake Gendron or Stefan Angeli

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com